Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Synlogic, Inc.

We consent to the incorporation by reference in the registration statements (Nos. 333-220841, 333-223798, 333-210466, 333-207299 and 333-230224) on Form S-8 and (No. 333-226730, 333-220948 and 333-233139) on Form S-3 of Synlogic, Inc., of our report dated March 12, 2020, with respect to the consolidated balance sheets of Synlogic, Inc. as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), which report appears in the December 31, 2019 annual report on Form 10-K of Synlogic, Inc. Our report refers to a change in accounting principle related to the adoption of Accounting Standards Update 2016-02, Leases (Topic 842).

/s/ KPMG LLP

Boston, Massachusetts

March 12, 2020